Occidental Petroleum Corporation	10889 Wilshire Boulevard Los Angeles, California 90024
	Telephone Facsimile	(310) 208-8800 (310) 443-6690

STEPHEN I. CHAZEN
PRESIDENT
AND
CHIEF FINANCIAL OFFICER
Direct Telephone	(310) 443-6311
Direct Facsimile	(310) 443-6812

May 7, 2010

Via Facsimile and U.S. Mail

United States Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

	Re:	Occidental Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Schedule 14A filed March 23, 2010
File No. 001-9210

Dear Mr. Schwall:

The information set forth below is submitted in response to your comments on the referenced filings, as set forth in your April 13, 2010 letter.  Capitalized terms used in this letter and not otherwise defined have the meanings ascribed to them in the 2009 Form 10-K and Schedule 14A.  The numbered paragraphs and headings correspond to the numbered paragraphs and headings of your letter.

Occidental Response to SEC Letter	May 7, 2010

Form 10-K for the Fiscal Year ended December 31, 2009

Performance Graph, page 9

1.	We note the inclusion of Occidental in your peer group. Please revise to clarify whether the calculation of the cumulative total return of your peer group includes your cumulative total return.

Response to Comment 1

As the Staff noted, the company disclosed that Occidental is included in its peer group in the second paragraph of the Performance Graph section on page 9.  In order to further clarify the calculation of our peer group’s cumulative total return, Occidental proposes to make the following disclosure as a footnote to the Performance Graph table in future filings: “The cumulative total return of the common stock of the peer group companies includes the cumulative total return of Occidental’s common stock.”

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders’ Equity, page 40

1.
We note your consolidated statements of stockholders’ equity do not appear to present a reconciliation of the carrying amount of total equity and equity attributable to the parent.  Please tell us how you considered the disclosure requirements of FASB ASC 810-10-50-1A.

Response to Comment 1

Our Consolidated Statements of Comprehensive Income on page 40 footnote (f) states “There were no other comprehensive income (loss) items related to noncontrolling interests in 2009, 2008 and 2007.” Consequently, each component of other comprehensive income relates to both equity attributable to the parent and total equity.  In our Consolidated Statements of Stockholders Equity on page 40, we did not present a reconciliation of the carrying amount of total equity because we presented the reconciliation of each component within equity, including the amounts attributable to noncontrolling interests – which were not material.  In future filings, Occidental will change its presentation to be consistent with Example 2 presented in FASB ASC 810-10-55-4L by adding a “Total” column and specifically identifying equity elements attributable to Occidental’s controlling interests.

Occidental Response to SEC Letter	May 7, 2010

Note 2. Acquisitions and Dispositions

Subsequent Event, page 47

2.
We note your technical service agreement with the government of Iraq to develop the Zubair field.  If you plan to claim proved reserves associated with this project, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves.  Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue.  Please tell us if you will be allowed to apply production/revenues from other areas to your Zubair field cost recovery and profit balances.

Response to Comment 2

Occidental plans to claim proved reserves associated with the project to develop the Zubair Field in Iraq.  Occidental will have significant capital at risk in this contract, which is similar to a production sharing contract (PSC).  Under the terms of the contract, Occidental is obligated to pay a signature bonus, the exact amount of which is under discussion.  Occidental has estimated its share to be between $31 million to $94 million.  If Occidental were to pay the lesser amount, it expects that this amount will not be cost recoverable.  The consortium of which Occidental is a part is also obligated to spend a minimum amount of capital in the initial stages of the program of which Occidental’s share is $63 million.  Further, the consortium is obligated to increase production levels by 10 percent from the base level of approximately 183,000 barrels of oil per day before it can earn any cost recovery or profit revenue.  Occidental expects to have over $500 million of capital invested in the project before cost recovery begins.  In addition, cost recovery will not start until a field rehabilitation plan is approved by the government of Iraq.  The consortium will only begin to receive profit oil worth up to $2 per barrel (profit oil) after achieving full cost recovery, at which point it will receive current cost recovery and profit oil.  Occidental believes that the consortium’s successful execution of the field development plan will be one of the key factors in achieving full cost recovery.  The consortium has to raise production to 1.2 million barrels of oil per day in six years and sustain it at that level for seven years.  Failure will result in penalties to the consortium, mainly consisting of reductions in profit oil.

The Zubair contract gives the consortium the right to develop and produce oil as the producer of the underlying reserves.  Occidental is entitled to receive cost recovery and profit oil in kind.  Therefore, Occidental is entitled to mineral rights similar to those granted in a PSC.  The price of oil is not contractually fixed or determined in advance.  At higher oil prices, Occidental will need and receive fewer barrels of oil to recover its costs.  At lower prices, the opposite would be true.  This feature is also consistent with the way a PSC operates.

Occidental will not be allowed to apply production/revenues from other areas to its Zubair Field cost recovery and profit balances.  For all the reasons disclosed above, Occidental believes it is appropriate to record reserves associated with the Zubair contract.

Occidental Response to SEC Letter	May 7, 2010

Supplemental Oil and Gas Information (Unaudited), page 71

3.
You indicate you have provided additional disclosures regarding proved undeveloped reserves including investments and progress made to convert proved undeveloped reserves to proved developed reserves.  Please describe to us the specifics of the disclosure you added including how you considered the disclosure requirements of Item 1203(b) and (c) of Regulation S-K when writing your additional disclosures.

Response to Comment 3

Occidental added new disclosures for its proved undeveloped reserves that remain undeveloped for over five years in footnote (e) to the Oil Reserves table on page 73 and footnote (c) to the Gas Reserves table on page 74, noting in each case these amounts were not material.

Occidental also disclosed material changes and progress in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves and investments made during the year to convert proved undeveloped reserves to proved developed reserves, as required by Item 1203(b) and (c) of Regulation S-K as follows:

(1)	barrels of oil equivalent (BOE) transferred from proved undeveloped reserves to proved developed reserves in the Oil and Gas Segment – Proved Undeveloped Reserves section of the MD&A on page 17;
(2)	changes in proved undeveloped reserves in the proved undeveloped reserves section of the Oil Reserves and Gas Reserves tables on pages 73-74; and
(3)	capital expenditures in the costs incurred table (Development Costs) of the Supplemental Oil and Gas Information on page 75.

In addition, on page 17, Occidental disclosed that proved reserve additions will require incurrence of additional future development costs.

4.
Please tell us if you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements, and, if so, how you considered disclosing these commitments pursuant to Item 1207 of Regulation S-K.

Response to Comment 4

At December 31, 2009, Occidental’s material delivery commitments to provide a fixed and determinable quantity of oil and gas in the near future under existing contracts or agreements consisted of sales of 24 billion cubic feet of natural gas out of storage and other delivery contracts that qualified as derivatives and were reported on Occidental’s balance sheet at fair value as of December 31, 2009.  The storage-related commitments were disclosed in the third paragraph of the Derivative Activities and Market Risk – Cash-Flow Hedges section of the MD&A on page 32 and in the third paragraph of the Cash-Flow Hedges section of Note 7 to the financial statements on page 51.  The other delivery commitments were disclosed in the Derivatives Not Designated as Hedging Instruments section of Note 7 to the financial statements on page 52.  Beyond these, Occidental did not have any such material delivery commitments to provide a fixed and determinable quantity of oil and gas in the near future under existing contracts or agreements.

Occidental Response to SEC Letter	May 7, 2010

5.
We note your disclosure that to simplify reporting and conform to industry practice, you have included volumes related to areas where production is immediately taken and sold to pay the local income tax in your reserves as of December 31, 2009.  You further indicate you currently include such amounts in your production volumes in fiscal 2010.  Please provide us with the following:

	●	Explain to us why your presentation at December 31, 2009 and proposed presentation in fiscal 2010 is appropriate;

	●	Tell us your basis for concluding such a presentation is industry practice; and

●
Quantify the amounts related to these arrangements you recorded as revenues in fiscal 2009, tell us the amounts included in your December 31, 2009 reserve table that relate to these areas, and tell us the amounts that would have been included in your production volumes in fiscal 2009 had you conformed your presentation in the current year to that which you propose for fiscal 2010.

Response to Comment 5

In the Middle East/North Africa region, where most oil and gas concessions are based on PSCs, in-country income taxes are typically satisfied through an in-kind settlement process.  Under this mechanism, the contractor calculates the amount of income taxes it owes each year, and computes the quantity of oil or gas it would take to satisfy this liability using the same prices the contractor obtained in that country in the same year.  This quantity of oil or gas is taken by the governmental entity that is party to the PSC and sold.  Using the proceeds from the sale, that entity then pays the host country government the taxes owed by the contractor on the contractor’s behalf.  This mechanism is a convenient way of settling income tax obligations and provides the same economic outcome as a direct sale of the product by the contractor and a subsequent cash payment of taxes.  It is also similar to withholding mechanisms that apply to various taxes, including, for example, payroll taxes in the United States where the employer withholds and pays taxes owed by its employees.

In the past several years, we have had informal discussions with industry peers who also have similar contracts in the Middle East/North Africa region.  We learned in these discussions that all of these companies included amounts corresponding to in-country income taxes in their reported revenues and provision for income taxes.  We also learned that they all included the product volumes estimated to be associated with future income tax liabilities in their proved reserves and current production amounts in their production volumes.  Further, a study in the Cambridge Energy Research Associates (CERA) publication, In Search of Reasonable Certainty – Oil and Gas Reserves Disclosures – A Report by CERA – February 2005, on page 51, states “it is common practice for companies to book the reserves associated with revenue used to pay the income tax.”  Also, the International Petroleum Taxation study for the Independent Petroleum Association of America – July 4, 2008, states on page 10, for PSCs “where taxes are paid ‘in lieu’, companies ‘gross up’ their actual entitlement and book the reserves they would have lifted had they paid taxes themselves.  With these systems the company’s taxes are paid ‘for and on behalf of the Contractor’ out of the national oil company share of profit oil.”

Occidental Response to SEC Letter	May 7, 2010

We have historically reported these tax-related amounts as revenues and income tax expense, but not as production or proved reserves.  Over the years, investors have found our inconsistent treatment between our income statement presentation and production and reserves volumes confusing.  To simplify our reporting, conform to industry practice and eliminate financial statement users’ confusion, we changed our practice as of December 31, 2009 along with other changes implemented as part of our adoption of the new SEC and FASB oil and gas disclosure rules.

Beginning in the first quarter of 2010 we are reporting production, including these volumes for all periods disclosed.  For example, for the quarter ended March 31, 2010, the first quarter 2009 production is referred to as 713,000 BOE per day rather than the 654,000 BOE per day that was originally disclosed.  This change has no effect on Occidental’s consolidated financial statements.  In our first quarter 2010 earnings conference call, included in our April 29, 2010 Form 8-K, we provided participants with tables to conform prior periods to the revised presentation.  For the year ended December 31, 2009, $1.2 billion of our consolidated net sales were related to these arrangements, and the same amount was also included in the provision for income taxes.  At December 31, 2009, 219 million BOE of oil and gas reserves were related to these arrangements.  We have included as Attachment A to this letter a schedule that shows what Occidental’s production would have been in 2009 on this revised basis, which was filed with the above-referenced Form 8-K.

6.
We note certain of the tables you present include amounts related to the non-controlling interest in your Colombian subsidiary and other tables exclude such amounts.  In addition, we note you quantify amounts related to a non-controlling interest in your Colombian subsidiary for certain tables but not for others.  Please explain to us the basis for inclusion or exclusion of these amounts in each of your tables and how you considered quantifying amounts for each table.  As part of your response, please address how you considered FASB ASC 932-235-50-8(a).

Response to Comment 6

For the tables in the Supplemental Oil and Gas Information section that are related to amounts in financial statements, Occidental generally included the noncontrolling interest in a Colombian subsidiary. For the tables related to Occidental’s proved reserves and production volumes, Occidental generally excluded the noncontrolling interest amounts.

The tables for which the noncontrolling interest was included consisted of the:
●	Capitalized Costs and Costs Incurred tables on page 75,
●	Results of Operations table on page 76,
●	Results Per Unit of Production table on page 77, and
●	Average Sales Prices and Average Production Costs of Oil and Gas table on page 79.

Occidental included the noncontrolling interest in these tables to be consistent with the financial statement treatment.

Occidental Response to SEC Letter	May 7, 2010

The tables for which the noncontrolling interest was excluded consisted of the:
●	Oil Reserves table on page 73,
●	Natural Gas Reserves table on page 74,
●	Standardized Measure of Discounted Future Net Cash Flows table on page 78,
●	Changes in the Standardized Measure of Discounted Future Net Cash Flows From Proved Reserve Quantities table on page 79, and
●	Oil and Natural Gas Sales Volumes and Production Per Day tables on pages 82-83.

Occidental understands that under FASB ASC 932-235-50-8(a), 100 percent of the reserve quantities attributable to a company and its consolidated subsidiaries, including noncontrolling interests, should be included in its proved reserves tables along with disclosure of proved reserve quantities attributable to significant noncontrolling interests.  Occidental believes that this disclosure format was chosen to enable financial statement users to compute the proved reserves attributable to controlling interests.  Occidental’s proved reserves and production volumes related to the noncontrolling interest are insignificant, representing less than 1 percent of each.  Occidental chose to exclude the noncontrolling interest from its proved reserves- and production volumes-related disclosures as a more practical way of providing financial statement users with information about net proved reserves and production volumes attributable to Occidental’s controlling interests.  The standardized measure of discounted future net cash flows and changes to future net cash flows are calculated using the year-end proved reserves, and therefore, Occidental has excluded the cash flows from the noncontrolling interest in these calculations as well.

Where Occidental included the noncontrolling interest, we disclosed these amounts.  Where Occidental excluded the noncontrolling interest, we did not disclose them because they are not needed to understand the amounts attributable to Occidental’s controlling interests.  Even though the effect of the noncontrolling interest is included in the Results Per Unit of Production table on page 77, we have not disclosed any impact because the calculation for this table includes the noncontrolling interest in the numerator and the denominator – and therefore, there is no impact.

For the tables related to Occidental’s wells and acreage information, Occidental included the noncontrolling interest.  The tables consisted of the following:
●	Net Productive and Dry – Exploratory and Development Wells Completed and Productive Oil and Gas Wells tables on page 80, and
●	Participation in Exploratory and Development Wells Being Drilled and Oil and Gas Acreage tables on page 81.

Occidental included the noncontrolling interest in these tables because they are insignificant and it was impractical to quantify accurately the noncontrolling interest’s share.

Occidental Response to SEC Letter	May 7, 2010

7.
Your tables included in this section depict a column entitled “North Africa and the Middle East.”  Please tell us how you considered Item 1201(d) of Regulation S-K and clarify that there are no countries that contain 15% or more of your proved reserves.

Response to Comment 7

Our North Africa operations consist solely of Libya, which contains less than two percent of Occidental’s total proved reserves.  Regulation S-K 1201(d) defines geographic area to mean, as appropriate for meaningful disclosure in the circumstances, an individual country, a region consisting of groups of countries within a continent or a continent.  While the countries within Occidental’s Middle East/North Africa region exist on two separate continents, Occidental chose to report them together because (1) Libya is not significant to Occidental’s consolidated proved reserves, (2) the Middle East/North Africa region is well recognized in the industry consisting of geographically proximate countries that tend to use similar oil and gas contracts, (3) Occidental manages and monitors the operations of these countries as a group and (4) such disclosure is consistent with Occidental’s past disclosure, which facilitates comparability.  Occidental concluded that breaking the region by continent, thereby disclosing Libya on a stand-alone basis, would not provide additional meaningful disclosure given the insignificant amounts associated with the Libya operations.

We confirm that, in accordance with Regulation S-K Item 202, other than the United States, no country whose government does not prohibit disclosure of proved reserves in that country contains 15 percent or more of Occidental’s proved reserves.  While one country represented slightly above 15 percent of Occidental’s proved reserves, the country’s government prohibited us from publicly disclosing reserves, revenues or costs, in relation to our activities in that country.

8.
We note the table on page 81 indicating that you have a total of 19.8 million net undeveloped acreage as compared to 4.8 million net developed acreage worldwide.  Please confirm that the undeveloped acreage do not have minimum remaining terms of leases or concessions that are material.

Response to Comment 8

Occidental would disclose any undeveloped acreage that would expire in the near future if such acreage were material to its operations.  We confirm that as of December 31, 2009, Occidental’s undeveloped acreage does not have minimum remaining terms of leases or concessions that are material to Occidental’s operations.

Occidental Response to SEC Letter	May 7, 2010

Schedule 14A filed March 23, 2010

9.
We note your disclosure that the Compensation Committee believes that the executive compensation program does not encourage excessive risk or unnecessary risk-taking.  Please advise us of the basis for your conclusion that disclosure with respect to your non-executive employees is not necessary under Item 402(s) of Regulation S-K and describe the process you undertook to reach that conclusion.

Response to Comment 9

Occidental believes that disclosure with respect to its non-executive employees is not necessary under Item 402(s) because the risks that may arise from its compensation policies and practices for those employees are not “reasonably likely to have a material adverse effect on the company.”  In reaching this conclusion, Occidental considered (a) the structure of the compensation programs in effect for non-executive employees, (b) Occidental’s risk-management structure, authority policies and controls and (c) the materiality of individual operations.

Structure of compensation programs.  The compensation structure for non-executive employees (salary, bonus and long-term incentive compensation) is similar to that of executive employees, but is designed to have a lower overall risk profile.  Salary and bonuses that are not tied to Occidental’s performance, and therefore are not at risk, constitute a larger portion of non-executive employees’ total compensation package compared to executive employees.  In addition, the vast majority of the long-term incentive compensation packages comprise time-vested awards, which are not tied to Occidental’s performance.  A small number of non-executive employees’ long-term incentive compensation includes performance-based awards, which typically constitute a smaller portion of their total compensation package compared to executive employees.  These performance-based awards generally include the same or similar awards that the executive employees receive.  Additionally, the long-term nature of most performance-based awards significantly limits the ability of any non-executive employee to influence in any meaningful way the relevant performance metric by taking excessive or unnecessary risk.  For the year ended December 31, 2009, only Occidental’s marketing and trading operation had a compensation program that included performance-based awards tied to its annual performance.  A part of this performance-based award is deferred and is subject to forfeiture after vesting.  This operation is not material to Occidental, and as described below, Occidental has implemented specific controls to further mitigate the potential of unnecessary or excessive risk-taking.

Risk-management structure, authority policies and controls.  Occidental’s risk-management structure does not permit non-executive employees to have authority levels for actions that are reasonably likely to have a material adverse effect on the company.  Occidental believes it has appropriate controls over all of its operations consisting of multiple layers of supervisory and monitoring controls over the activities of its non-executive employees.  Additionally, controls over the activities of the marketing and trading operation include limits on notional volumes, value at risk and credit and segregation of duties, delegation of authority and independent price verifications.  Compliance with these controls is monitored (a) by senior corporate management through daily reporting of positions together with various risk measures and (b) by certain members of corporate management embedded in the marketing and trading operation.

Occidental Response to SEC Letter	May 7, 2010

Materiality of individual operations.  Each of Occidental’s segments includes multiple operations.  Occidental believes that none of its individual operations, including the operations for which part of the compensation is tied to its performance, is large enough to be reasonably likely to have a material adverse effect on Occidental due to excessive or unnecessary risk taking.

For the reasons stated above, Occidental determined that its overall compensation structure for non-executive employees does not encourage excessive or unnecessary risk taking; its risk-management structure, authority policies and controls are appropriate to prevent or detect risk taking that would be reasonably likely to have a material adverse effect on the company; and given their relative size with respect to the company as a whole, none of its individual operations are reasonably likely to have a material adverse effect on the company.
_____________________________________________

As you have seen from our responses to your comments, we agree that, in some instances, the staff suggestions would enhance the disclosures.  We also believe, however, that (i) the referenced filings comply with the requirements of GAAP, Regulation S-X and Regulation S-K, (ii) the disclosures are adequate, and (iii) the information provided in the referenced filings was and is fairly stated in all material respects as of the date of such disclosures.  Therefore, we respectfully request that the staff permit such disclosures to be made prospectively in Occidental’s future filings, as specifically indicated in this response letter or as further modified after discussion with the staff, rather than by amending the referenced filings.
_____________________________________________

Occidental acknowledges that:

●	Occidental is responsible for the adequacy and accuracy of the disclosure in the referenced filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

●	Occidental may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you need any further information or elaboration, or if you wish to discuss any of the information presented above, please call me at your convenience at (310) 443-6311.

Very truly yours,

/s/ STEPHEN I. CHAZEN

Stephen I. Chazen
President and
Chief Financial Officer

Attachment A

OCCIDENTAL PETROLEUM
SUMMARY OF OPERATING STATISTICS
PRE-TAX SALES VOLUMES

					2009
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Total
SALES VOLUMES PER DAY:
United States
Crude Oil and Liquids (MBBL)
California	97	90	92	92	93
Permian	166	163	162	164	164
Midcontinent Gas	13	14	15	15	14
Total	276	267	269	271	271
Natural Gas (MMCF)
California	216	232	269	282	250
Permian	124	124	133	122	125
Midcontinent Gas	280	265	251	241	260
Total	620	621	653	645	635
Latin America
Crude Oil (MBBL)
Argentina	45	37	30	37	37
Colombia	41	42	39	36	39
Total	86	79	69	73	76
Natural Gas (MMCF)
Argentina	33	30	27	30	30
Bolivia	15	19	18	12	16
Total	48	49	45	42	46
Middle East/North Africa
Crude Oil and Liquids (MBBL)
Oman	46	49	50	54	50
Dolphin	23	29	26	26	25
Qatar	75	82	77	80	79
Yemen	42	32	34	32	35
Libya	6	14	9	15	12
Bahrain	-	-	-	1	-
Total	192	206	196	208	201
Natural Gas (MMCF)
Oman	53	50	48	42	49
Dolphin	233	282	258	256	257
Bahrain	-	-	-	40	10
Total	286	332	306	338	316

Barrels of Oil Equivalent (MBOE)	713	719	702	722	714

*This schedule reflects what production volumes would have been for the 4 quarters of 2009 if all production had been represented on a pre-tax basis.